Filed with the Securities and Exchange Commission on April 13, 2001 pursuant to Rule 424(b)(3)
Registration No. 333-53720

PROSPECTUS

SANGSTAT MEDICAL CORPORATION

1,315,800 COMMON SHARES

This prospectus relates to 1,315,800 shares of the common stock of SangStat Medical Corporation, which may be sold by the Selling Stockholders from time to time. We will not receive any of the proceeds from the sale of these shares.

Our common shares are traded on the Nasdaq under the symbol "SANG". On April 12, 2001, the closing sale price per share, as reported by the Nasdaq, was $10.15.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 2 of this prospectus before making a decision to purchase our stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is April 13, 2001.

THE ISSUER

SangStat is a biotechnology company that discovers, develops and markets therapeutic products in the transplantation, immunology and hematology/oncology areas. Since 1988, we have been dedicated to improving the outcome of organ and bone marrow transplantation through the development and marketing of products to address all phases of transplantation in the worldwide market. Our business is currently organized into two segments: Pharmaceutical Products and Transplantation Services. The Pharmaceutical Products segment consists of five marketed products, three principal product candidates and additional product candidates in various stages of research and development. The Transplantation Services segment consists of the Transplant Pharmacy® , which provides mail order distribution of drugs and transplant patient management services, and Transplant Rx.com™, the first online pharmacy dedicated to organ transplantation. We announced on April 5, 2001 that that we have entered into a binding agreement with Chronimed Inc. for the sale of The Transplant Pharmacy, including TransplantRx.com. The transaction is expected to close by April 30, 2001. We are headquartered in Fremont, California and our principal executive offices are located at 6300 Dumbarton Circle, Fremont, California 94555. Our telephone number is (510) 789-4300.

RISK FACTORS

You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face.

Risk Factors

We have a history of operating losses and our future profitability is uncertain. We were incorporated in 1988 and have experienced significant operating losses since that date. As of December 31, 2000, our accumulated deficit was $177,636,000. Our operating expenses from continuing operations have increased from approximately $50.1 million to $74.0 million to $103.2 million over the three year period ended December 31, 2000. Total revenues from continuing operations have increased from approximately $11.3 million to $44.3 million to $63.1 million, while losses from continuing operations decreased from approximately $38.8 million to $29.7 million and increased to $40.0 million over the three year period ended December 31, 2000. We expect to continue to incur significant losses for the foreseeable future and we may not ever achieve significant revenues from product sales and we may not achieve profitable operations.

We may need to raise additional funds within the next 12 months and may not be able to secure adequate funds on terms acceptable to us. Within the next twelve months, we may need to raise additional funds through financings and collaborative research and development arrangements with corporate partners. We may not be able to raise funds on favorable terms, if at all, and our discussions with potential collaborative partners may not result in any agreements. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain technologies, product candidates or products that we would not otherwise relinquish. To raise funds, we may also be required to sell shares of our common stock, which may be at prices below the price at which you may have purchased shares. Such sales would also cause a dilution of your percent ownership of SangStat.

Our future growth depends on sales of key products. We expect to derive most of our future revenues from sales of Thymoglobulin, Lymphoglobuline, and Gengraf. We have limited experience selling our products in the US. Our sales of Thymoglobulin began in the US in February 1999. We began distributing Gengraf in May 2000. We are marketing Gengraf in the US under a co-promotion agreement with Abbott Laboratories. We cannot guarantee that Abbott will be able to effectively market Gengraf, and its failure to do so may adversely impact sales of these products.

Any factor adversely affecting the sales of Thymoglobulin, Lymphoglobuline, and Gengraf individually or together, or regulatory approval of our cyclosporine capsule product would harm our business and results of operations. The following factors could adversely affect the sale or approval of these products:

    the timing of regulatory approval and market entry relative to competitive products;
    the availability of alternative therapies;
    perceived clinical benefits and risks;
    the price of our products relative to alternative therapies;
    manufacturing or supply interruptions;
    competitive changes;
    regulatory issues;
    ease of use;
    changes in the prescribing practices of transplant physicians;
    the availability of third-party reimbursement; or
    product liability claims.

In particular, with respect to Gengraf, sales may be affected by the following:

    perceptions of both patients and physicians regarding use of a generic version of a critical, life-saving therapeutic;
    perception of bioequivalence;
    other generic competitors;
    number of contracts with managed care providers and group purchasing organizations;
    our recall of SangCya Oral Solution in July 2000; and
    intense competitive pressure from Novartis and Novartis' litigation with Abbott.

We may not be able to manufacture or obtain sufficient quantities of our products, which could lead to product shortages and harm our business. Our manufacturing facility in Lyon must meet FDA standards of Good Manufacturing Practices and other regulatory guidelines. The FDA and other regulatory authorities inspect our manufacturing facility to ensure that it meets regulatory standards. If the FDA believes that we are not complying with its guidelines, it can issue a warning letter or prevent the import of Thymoglobulin into the US, which would reduce our revenues. In addition, Thymoglobulin and Lymphoglobuline are biological products, which are more difficult to manufacture than chemical compounds. We acquired the IMTIX division of Aventis in 1998, including certain manufacturing capabilities with respect to Thymoglobulin and Lymphoglobuline. Before the acquisition, certain batches of Thymoglobulin did not meet manufacturing specifications, resulting in a shortage of Thymoglobulin for commercial sale. We still rely on Aventis for certain important manufacturing services, including quality assurance, quality control, and lyophilization, a step in the manufacturing process which involves removing the water from the product, similar to freeze-drying. Aventis may not continue to effectively and continuously provide us these critical manufacturing services. In addition, we may experience manufacturing difficulties with respect to Thymoglobulin or Lymphoglobuline in the future that may impair our ability to deliver products to our customers, which could reduce our revenues and harm our business.

If our products do not receive regulatory approvals, or if we do not otherwise comply with government regulations, our business would be harmed. Our research, preclinical development, clinical trials, manufacturing, marketing and distribution of our products in the US and other countries are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. In order to obtain regulatory approval of a drug product, we must demonstrate to regulatory agencies, among other things, that the product is safe and effective for its intended uses and that the manufacturing facilities are in compliance with Good Manufacturing Practices requirements. The process of obtaining FDA and other required regulatory approvals is lengthy and will require the expenditure of substantial resources, and we do not know if we will obtain the necessary approvals for our product candidates. Moreover, for our approved products, the marketing, distribution and manufacture of our products remains subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of SangStat and our employees.

Our reliance on third parties for manufacturing may delay product approval or once approved, result in a product shortage, which would reduce our revenues. Except for Thymoglobulin and Lymphoglobuline, third parties manufacture all of our products and product candidates. There are three main risks associated with using third parties for manufacturing:

    The manufacturer may not pass a pre-approval inspection, or once approved, may not continue to manufacture to FDA's and other regulatory authorities' standards.
    The manufacturer may not deliver adequate supplies of a sufficiently high quality product in the time-line that we need to meet our clinical time-lines or to meet product demand.
    We may not be able to obtain commercial quantities of a product at an economically viable price.

In addition, we may not be able to enter into commercial scale manufacturing contracts on a timely or commercially reasonable basis, or at all, for our product candidates. Abgenix, from whom we have licensed ABX-CBL, remains responsible for entering into and maintaining the manufacturing agreement with a third party for the manufacturing of this product candidate. For some of our potential products, we will need to develop our production technologies further for use on a larger scale to conduct human clinical trials and produce such products for sale at an acceptable cost.

If our manufacturers fail to perform their obligations effectively and on a timely basis, these failures may delay clinical development or submission of products for regulatory approval, or once a product is approved, result in product shortages, any of which would impair our competitive position either because of the delays or because of a loss of revenues. Additionally, because our products can only be manufactured in facilities approved by the applicable regulatory authorities, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture their products.

A change in marketing strategy and a delay in product approval have created excess perishable inventories that may result in significant reductions in our future gross margins. We have significant amounts of bulk cyclosporine active ingredient inventory that we are not using to manufacture finished product in the amount anticipated. This inventory was originally purchased for use in cyclosporine finished products to be sold in the US and Europe. However, since we are now distributing Gengraf in the US and we have withdrawn SangCya Oral Solution from the US market, we are dependent on the European market to use this inventory. Although we plan to obtain marketing approval for a cyclosporine capsule product in Europe, the inherent uncertainty of the approval process makes it very difficult to forecast a launch date for this product. We currently expect approval of a cyclosporine capsule product in the UK in 2002. If the approval and product launch are delayed, we may not be able to convert all the inventory into finished product and sell it before its expiration date. As a result, we could write off portions of our bulk active ingredient in the future, which could significantly reduce the gross margin reported for that future period.

If we do not develop and market new products, our business will be harmed. To achieve profitable operations, we must successfully develop, obtain regulatory approval for, manufacture, introduce and market new products and product candidates. We may not be able to successfully do this. Our product candidates will require extensive development and testing, as well as regulatory approval before marketing to the public. Our cyclosporine capsule product candidate in Europe has been delayed and we do not anticipate having approval of a cyclosporine capsule product in Europe until 2002. In addition, cost overruns and product approval delays could occur due to the following:

    unanticipated regulatory delays or demands;
    unexpected adverse side effects; or
    insufficient therapeutic efficacy.

These events would prevent or substantially slow down the development effort and ultimately would harm our business. Furthermore, there can be no assurance that our product candidates under development will be safe, effective or capable of being manufactured in commercial quantities at an economical cost, or that our products will not infringe the proprietary rights of others or will be accepted in the marketplace.

Our recall of SangCya Oral Solution in the US in July 2000 could result in an FDA investigation and negative marketing by our competitors. We recalled all lots of SangCya Oral Solution from the US wholesalers in July 2000 and at the same time announced its withdrawal from the US market. In addition to the loss of anticipated SangCya Oral Solution revenues, the FDA may conduct an investigation into the circumstances that led to the SangCya Oral Solution recall. Responding to an FDA investigation could be costly, time consuming, and may distract senior management from other tasks. Negative marketing may reduce sales of Gengraf or Thymoglobulin as competitors attempt to use the recall in marketing against our products and us. The FDA or other regulatory authorities may review our future drug approval applications more carefully, which may result in slower approval times. If approvals are delayed, revenues from these products would also be delayed.

Our business exposes us to the risk of product liability claims for which we may not be adequately insured. We face an inherent business risk of exposure to product liability claims in the event that the use of our products results in adverse effects during research, clinical development or commercial use. We cannot guarantee we will avoid significant product liability exposure. Our product liability insurance coverage is currently limited to $25 million, which may not be adequate to cover potential liability exposures. Moreover, we cannot assure you that adequate insurance coverage will be available at an acceptable cost, if at all, or that a product liability claim would not harm our results of operations.

Our inability to attract or retain key personnel could negatively affect our business. Our ability to develop our business depends in part upon our attracting and retaining qualified management and scientific personnel. As the number of qualified personnel is limited, competition for such personnel is intense. We cannot assure you that we will be able to continue to attract or retain such people. The loss of our key personnel or the failure to recruit additional key personnel could significantly impede attainment of our objectives and harm our financial condition and results of operations.

Operation of The Transplant Pharmacy may suffer while we are trying to sell the business, resulting in a lower sales price or inability to sell the business. On October 16, 2000, we announced that we hoped to sell The Transplant Pharmacy, or TTP, our mail order pharmacy business. We have put a retention program in place to encourage employees to stay while we are selling the division. If we cannot successfully retain employees, it will be very difficult to replace employees and we may be forced to use temporary employees. Loss of employees or use of temporary employees could adversely affect operations of TTP. If TTP operations are disrupted, TTP would likely produce lower revenues and lower collections of accounts receivable, which, if either occurred, could result in a lower sale price for TTP or an inability to sell TTP. We are in advanced negotiations with a potential buyer and expect to complete the sale of TTP by April 30, 2001, however there can be no assurance that this sale will occur.

Our litigation with Novartis may be resolved adversely and will be a drain on time and resources. While we have settled our patent litigation with Novartis regarding SangCya Oral Solution, we are involved in litigation with Novartis in the US and the UK, which could potentially harm sales of Gengraf in the US (due to the US regulatory litigation which would impact the labeling for all generic cyclosporine products), and SangCya Oral Solution and our cyclosporine capsule product candidates in Europe. The course of litigation is inherently uncertain and we may not achieve a favorable outcome. The litigation, whether or not resolved favorably to us, is likely to be expensive, lengthy and time consuming, and divert management's attention.

Novartis' patent lawsuit against Abbott with respect to Gengraf may be resolved adversely. Novartis sued Abbott in August 2000 claiming that Gengraf infringes certain Novartis patents. Novartis' complaint includes a plea for injunctive relief to prevent the sale of Gengraf in the US. The course of litigation is inherently uncertain: Novartis may choose to name us in this suit, Abbott may not prevail, or Abbott may choose to settle on terms adverse to our interests. Should we be named in this suit, we may incur expenses before reimbursement, if any, by Abbott who is obligated under our agreement to indemnify us against such suits. Should Novartis succeed in obtaining a preliminary or permanent injunction, Gengraf may be temporarily or permanently removed from the market. If Abbott or we were forced to remove Gengraf from the market before our co-promotion agreement with Abbott expires on December 31, 2004, our revenues would be decreased materially.

We may have a charge against earnings if we lose a breach of contract lawsuit. In August 2000, two affiliated suppliers sued our French subsidiary, IMTIX-SangStat SAS, for breach of contract because we ordered lower quantities than were anticipated by the agreements. The suppliers are asking for damages of $5 million for lost profits and reimbursement of capital expenditures. A hearing was held in late December 2000 and we currently anticipate a ruling in mid-April 2001. The course of litigation is inherently uncertain and we may not achieve a favorable outcome. If the court finds in the suppliers' favor, we would suffer a one-time charge against earnings, which could be material if these parties are awarded the full amount requested.

Our future success depends on our ability to successfully manage growth. We continue to expand our operations, which places a strain upon our management, systems and resources. Our ability to compete effectively and to manage future growth, if any, will require us to continue to, on a timely basis, improve our financial and management controls, reporting systems and procedures and expand, train and manage an increasing number of employees. Our failure to do so would harm our results of operations.

Failure to protect our intellectual property will adversely affect our business. Our success depends in part on our ability to obtain and enforce patent protection for our products and to preserve our trade secrets. We hold patents and pending patent applications in the US and abroad. Some of our patents involve specific claims and thus do not provide broad coverage. There can be no assurance that our patent applications or any claims of these patent applications will be allowed, be valid or enforceable. These patents or claims of these patents may not provide us with competitive advantages for our products. Our competitors may successfully challenge or circumvent our issued patents and any patents issued under our pending patent applications. We have not conducted extensive patent and art searches with respect to our product candidates and technologies, and we do not know if third-party patents or patent applications exist or filed in the US, Europe or other countries. This would have an adverse effect on our ability to market our products. We do not know if claims in our patent applications would be allowed, be valid or enforceable, or that any of our products would not infringe on others' patents or proprietary rights in the US or abroad. We also have patent licenses from third parties whose patents and patent applications are subject to the same risks as ours.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees and consultants. We cannot guarantee these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known or independently developed by competitors.

We have registered or applied for trademark registration of the names of all of our marketed products and plan to register the names of our products under development once a name has been selected for the product candidate. We have registered or applied for trademark registration of the names of most of our products under development or commercialized for research and development use. However, these trademark registrations may not be granted to us or may be challenged by competitors.

We face substantial competition, which could adversely affect our revenues and results of operations. The drugs we develop compete with existing and new drugs being created by pharmaceutical, biopharmaceutical, biotechnology companies and universities. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources and represent significant competition. The principal factors upon which our products compete are product utility, therapeutic benefits, ease of use, effectiveness, marketing, distribution and price. With respect to our products, we are competing against large companies that have significantly greater financial resources and established marketing and distribution channels for competing products.

The drug industry is intensely price competitive and we expect we will face this and other forms of competition. Developments by others may render our products or technologies obsolete or noncompetitive, and we may not be able to keep pace with technological developments. Many of our competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that compete with our own. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective and less costly. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical trials of pharmaceutical products and obtaining regulatory approvals of such products. Accordingly, our competitors may succeed in commercializing products more rapidly than we can.

Other treatments for the problems associated with transplantation that our products seek to address are currently available and under development. To the extent these products address the problems associated with transplantation on which we have focused, they may represent significant competition.

We depend on collaborative relationships and any failure by our strategic partners to perform could adversely affect our competitive position. We have a number of strategic relationships for the development and distribution of our products. In particular, we have entered into a multi- year co-promotion, distribution and research agreement for Gengraf in the US with Abbott. We are dependent upon Abbott for certain regulatory, manufacturing, marketing, and sales activities under the agreement. Abbott may not perform satisfactorily and any such failure may impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business. We have also entered into a Co-Development, Supply and License Agreement with Abgenix, Inc. with respect to the development, marketing and sale of ABX-CBL. We are dependent upon Abgenix for certain development and manufacturing activities under the agreement. Abgenix may not perform satisfactorily and any such failure may delay regulatory approval, product launch, impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business. We may enter into additional collaborative relationships with corporate and other partners to develop and commercialize certain of our potential products. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future, that such collaborations will be available to us on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful.

Fluctuations in quarterly and annual operating results may adversely affect our stock price. Our quarterly and annual operating results may fluctuate due to a variety of factors. We therefore believe that quarter-to- quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock. Our operating losses have been substantial each year since inception. We also expect losses to continue in the near future as a result of a number of factors, including:

    the uncertainty in the timing and the amount of revenue we earn upon product sales;
    our achievement of research and development milestones;
    our funding obligations under collaborative research agreements; and
    expenses we incur for product development, clinical trials and marketing and sales activities.

Our operating results may also fluctuate significantly as a result of other factors, including:

    the introduction of new products by our competition;
    regulatory actions;
    market acceptance of our products;
    manufacturing capabilities;
    cost of litigation; and
    third-party reimbursement policies.

Fluctuations in our operating results have affected our stock price in the past and are likely to continue to do so in the future. In particular, the realization of any of the risks described in this prospectus could have a significant and adverse impact on the market price for our stock.

Our stock price as well as the stock prices for competitors in our industry has historically been volatile. The market prices for securities of pharmaceutical and biotechnology companies, including ours, are highly volatile. The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price for our common stock may fluctuate as a result of factors such as:

    announcements of new therapeutic products by us or our competitors;
    announcements regarding collaborative agreements;
    governmental regulations;
    clinical trial results;
    developments in patent or other proprietary rights;
    public concern as to the safety of drugs developed by us or others;
    comments made by securities analysts; and
    general market conditions.

The uncertainty of pharmaceutical pricing and reimbursement may negatively impact our results of operations. Our ability to successfully commercialize our products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. The pricing, availability of distribution channels and reimbursement status of newly approved healthcare products is highly uncertain and we cannot assure you that adequate third-party coverage will be available for us to maintain price levels sufficient for realization of an appropriate return on our investment in product development. In certain foreign markets, pricing or profitability of healthcare products is subject to government control. In the US, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, an increasing emphasis on managed care in the US has and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business, the announcement of such proposals or efforts could harm our ability to raise capital, and the adoption of such proposals or efforts could harm our results of operations. Further, to the extent that such proposals or efforts harm other pharmaceutical companies that are our prospective corporate partners, our ability to establish corporate collaborations may be adversely affected. In addition, third-party payers are increasingly challenging the prices charged for medical products and services. We do not know whether our products and product candidates, if approved, will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.

Our use of hazardous materials could result in unexpected costs or liabilities. In connection with our research and development activities and operations, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We cannot assure you that we will not incur significant costs to comply with environmental and health and safety regulations. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and infectious biological specimens. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our ability to pay.

Our charter documents, stockholder rights plan and Delaware law may serve to deter a takeover. Certain provisions of our Certificate of Incorporation and our Bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock. Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, rights preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, we have adopted a stockholder rights plan. Under this plan we may issue a dividend to stockholders who hold rights to acquire our shares or, under certain circumstances, an acquiring corporation, at less than half their fair market value. The plan could have the effect of delaying, deferring or preventing a change in control. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include statements regarding:

    potential outcomes of our and Abbott's litigation with Novartis;
    our plans for marketing a cyclosporine capsule in Europe;
    our planned sale of The Transplant Pharmacy® ;
    potential outcomes of litigation by suppliers against our French subsidiary IMTIX-SangStat SAS;
    anticipated expenditures and timing related to FDA and foreign approval of our products; and
    anticipated potential strategic collaborations with others.

These statements are subject to risks and uncertainties, including those set forth in this Risk Factors section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this prospectus are made as of the date hereof. We assume no obligation to update any such forward-looking statement or reason why actual results might differ except as required by the Securities Exchange Act of 1934, as amended.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly we must file reports and other information with the Securities and Exchange Commission. All reports and other information, filed with the SEC are available to you over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any documents we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C., or at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for more information about the SEC's public reference facilities. You also may find information about us at our website, http://www.sangstat.com.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act covering the shares offered here. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. Certain items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. You may read the contracts, agreements and other documents attached to the registration statement for a more complete description of the agreements, contracts and other documents.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. The documents we incorporate by reference into this prospectus are:

    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;
    Our Current Report on Form 8-K filed January 8, 2001;
    Our Current Report on Form 8-K filed April 5, 2001;
    The description of our common stock contained in our registration statement on Form 8-B filed with the SEC on December 4, 1995; and
    Our Registration Statement on Form 8-A filed with the SEC on August 25, 1995.

We will furnish to you without charge, upon your request a copy of any of the documents incorporated in this prospectus and any statement in, or incorporated in, this prospectus by reference, other than the exhibits to those documents unless those exhibits are specifically incorporated by reference. For a copy of the documents you should contact SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555 (telephone number (510) 789-4300)), Attention: Carole L. Nuechterlein, Senior Vice President and General Counsel.

USE OF PROCEEDS

We will not receive any proceeds from sales of the shares by the selling stockholders. The selling stockholders will receive all of the proceeds of the sale of the shares. However, we will pay all reasonable costs and expenses incurred by us or the selling stockholders in connection with the registration of the shares under the Securities Act.

SELLING STOCKHOLDERS

This prospectus relates to the sale by the selling stockholders from time to time of up to 1,315,800 shares of our common stock. However, the selling stockholders are not obligated to, and may not sell any of the shares.

The table below sets forth certain information regarding the selling stockholders as of March 29, 2001. None of the selling stockholders has held any position or office with, been employed by, or otherwise had a material relationship with SangStat or any of its predecessors or affiliates.

The table below sets forth the names of the selling stockholders, the number of shares owned, directly and beneficially, by such stockholders, the number of shares being offered by the selling stockholders and the number of shares of our common stock the selling stockholders will hold after the offering.

Selling Stockholder	Shares Held Prior to the Offering	Percent Held prior to the Offering (1)	Shares Being Offered	Shares Remaining	Percent Held after the Offering (1)
Narragansett I, LP	194,800	1.0%	194,800	0	0%
Narragansett Offshore, Ltd.	331,500	1.7%	331,500	0	0%
Royal Bank of Canada	368,500	1.9%	368,500	0	0%
S.A.C. Capital Associates, LLC	575,400	3.0%	210,500	364,900	1.9%
SDS Merchant Fund, LP	218,000	1.1%	210,500	7,500	*
Total:	1,688,200	8.7%	1,315,800	372,400	1.9%

* Less than 1%.

(1) Percentages are based on 19,474,360 shares outstanding as of the date of this prospectus.

This prospectus also covers any additional shares of common stock that may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution.

Narragansett I. LP, Narragansett Offshore, Ltd., and Royal Bank of Canada acquired the shares covered by this prospectus on December 29, 2000 and S.A.C. Capital Associates, LLC and SDS Merchant Fund, LP acquired the shares covered by this prospectus on January 5, 2001. All the selling stockholders acquired the shares being sold in this offering from us in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act. Shares not being offered by S.A.C. Capital Associates, LLC and SDS Merchant Fund, L.P., were purchased, and may be sold at any time, in open market transactions.

PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered here. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling stockholders may sell the shares registered here in one or more of the following methods:

    cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
    purchases by a broker, dealer or underwriter as principal and resale by such broker, dealer or underwriter for its own account pursuant to this prospectus;
    "at the market" to or through market makers or into an existing market for the shares;
    ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;
    in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
    through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or
    any combination of the foregoing, or by any other legally available means.

The selling stockholders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling stockholder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling stockholder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

In connection with the sale of shares, underwriters may receive compensation from the selling stockholders, and, if acting as agent for the purchaser of such shares, from such purchaser, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling stockholders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling stockholders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholders and any other required information.

Under agreements which may be entered into by the selling stockholders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling stockholders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify in certain circumstances the selling stockholders and certain control and other persons related to the foregoing person against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares.

We will pay all reasonable costs and expenses incurred by us or the selling stockholders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling stockholders.

We agreed with the selling stockholders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

VALIDITY OF SHARES

Carole L. Nuechterlein, our Senior Vice President and General Counsel, will give a legal opinion concerning the validity of the shares.

EXPERTS

The annual consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TABLE OF CONTENTS

Prospectus

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The Issuer Risk Factors Available Information Incorporation of Certain Information by Reference Use of Proceeds Selling Stockholders Plan of Distribution Validity of Shares Experts	2 2 10 10 11 11 11 13 13